EXHIBIT 99.5
Media Release

Rio Tinto signs new wind power deal for Kennecott
14 November 2025

SALT LAKE CITY--(BUSINESS WIRE)-- Rio Tinto’s Kennecott operation has progressed its decarbonisation objectives by signing a 15-year virtual power purchase agreement (VPPA) with TerraGen for renewable energy from a newly completed wind farm in Texas.

Under the agreement, Rio Tinto will purchase 78.5 megawatts (MW) of renewable energy generated by TerraGen’s 238.5 MW Monte Cristo I Windpower project. Commercial operations were commemorated with a ribbon cutting ceremony on site today.

Rio Tinto Kennecott Managing Director Nate Foster said: “This agreement strengthens Rio Tinto’s renewable energy portfolio in the United States and supports the continued growth of greenfield renewable energy generation capacity in the U.S. grid.

“It’s the latest in a series of renewable energy projects for Kennecott, following the installation of a 5MW solar plant in 2023, and a second 25MW solar plant nearing completion. We continue to look for ways to power our operations while also lowering our emissions to help achieve Rio Tinto's long-term decarbonisation goals."

Rio Tinto has committed to reducing its Scope 1 and 2 emissions by 50% by 2030 and achieving net zero by 2050. Around 78% of the electricity Rio Tinto uses globally comes from renewable sources, and the company is making investment and supply decisions to increase this to around 90% by 2030.

View source version on businesswire.com: https://www.businesswire.com/news/home/20251113801295/en/

Media Release

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